

January 27, 2010

Via Facsimile and U.S. Mail
Phillip G. Feigen, Esq.
Patton Boggs LLP
2550 M Street NW
Washington, DC 20037

> **Re:** **Pamrapo Bancorp, Inc.**
> **Revised Definitive Proxy Statement on**
> **Schedule 14A**
> **Filed January 11, 2010**
> **Additional Definitive Soliciting Materials on**
> **Schedule 14A**
> **Filed January 19 and 25, 2010**
> **File No. 1-18014**

Dear Mr. Feigen:

We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Revised Definitive Proxy Statement filed January 11, 2010

Solicitation of Proxies, page 39

1.   It appears that you intend to solicit proxies by mail, telephone, or personally. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

2.   Please see our prior comment. Clarify whether you intend to solicit proxies over the Internet. If so, advise us of whether you plan to solicit via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6, 14a-9 and 14a-12 for any such online communications.

Soliciting Materials filed January 19 & 25, 2010

3.   In future filings, please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. In this regard, we note disclosure regarding the Department of Justice and Internal Revenue Service investigations and the consent to a cease & desist order from OTS that occurred "during William Campbell's tenure as President and CEO…" Your disclosure implies that there is a link between Mr. Campbell's actions as President and CEO and the resulting investigations and cease and desist order. In future filings, please clarify that Mr. Campbell's actions as President and CEO are not the sole cause of the investigations or the cease and desist Order. More specifically, in future filings wherever similar disclosure is made, please include an explicit acknowledgment, if true, that other members of the Board, some of whom are current Board members, acted in conjunction with Mr. Campbell in making the decisions for the Bank during the time periods covered by the investigations.

4.   We note disclosure regarding the Bank's accrual of a $5.0 million (in a litigation loss reserve) to reflect a potential criminal forfeiture in connection with the DOJ investigation. Please note our comment above and in future filings provide context to the statement. Clarify, for example, the relevance of the accrued amount for a potential criminal investigation to assertions you are making in support of your solicitation. In addition, please clarify that the reserve was accrued in connection with investigations of multiple senior officers and directors. Accordingly, please clarify if true, that if penalties are imposed, such penalties

Mr. Phillip Feigen, Esq.
Patton Boggs LLP
January 27, 2010
Page 3

could be levied against all or some subset of the persons who are named in the
investigation, including current officers and directors of the Bank.

Closing Comments

As appropriate, please amend your filing and promptly respond to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the participants are in
possession of all facts relating to the participants' disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in
the filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the participants may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access
to all information you provide to the staff of the Division of Corporation Finance in
our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757.   You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions